Mail Stop 4561



September 26, 2005


Yakov Cohen
Chief Financial Officer
Israel Bank of Agriculture Ltd.
P.O. Box 20107
Tel Aviv, Israel L3 61200

Re:	Israel Bank of Agriculture Ltd.
	Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 29, 2005
	File No. 002-41957

Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4-Information on the Company, page 6

A: History and Development of the Company
1. Please tell us why management has not yet filed a Form 6-K to disclose the cancellation of the license of the Bank and the clearing house membership. Refer to the general instructions for Form 6-K, Item B.
2. Please tell us the current state of the bank in regards to the actions taken by the government against the bank, which were noted on page 6.
B: Business Overview
3. Please tell us the accounting treatment applied under Israeli GAAP for the credits classified as Category 1. Additionally, please tell us how management evaluated this accounting treatment to the required treatment under U.S. GAAP for disclosure under Item 17.
Financial Statements
Report of Independent Auditors, page 2
4. Please amend your filing to include a report which is title "Report of Independent Registered Public Accounting Firm." Refer to
PCAOB Auditing Standard No. 1.
5. We note that two audit reports have been filed, with the 2002 report including the signature of Kost Forer & Gabbay. Please tell us if there has been a change in certifying accountant during the years presented the nature of the change in certifying accountant.
6. Please tell us the name of the certifying accountant who performed the audit of your affiliate. In your response, tell us the type of opinion issued and the existence of any explanatory paragraphs or qualifications to the report.
7. The audit firm Rosenblum-Holtzman is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor`s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying U.S. GAAP, PCAOB Standards,
SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P3
13_42976. We may be unable to complete our review and accept the reports of Rosenblum-Holtzman until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant.
In
order to begin this process, Rosenblum-Holtzman should inquire with the Office of the Chief Accountant (202-551-5300) and request the information to begin this process. Upon receipt of this request, the
Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Rosenblum-Holtzman`s plans to complete this process.
Note 1-The Bank, Its Main Activities and Significant Accounting
Policies

C: Financial Statement Presentation Basis, page 16
8. Please tell us the rationale for the cessation of the inflation level adjustment in 2004. In your response, please refer us to the technical literature you have considered.
Note 12: Share Capital, page 36
9. Please revise to include a disclosure of the weighted average shares outstanding for each period in which the income statement is presented for purposes of calculating earnings per share.
10. Please tell us the number of shares outstanding not owned by the
Israeli government.
Note 20: Reconciliation Between Israel GAAP and U.S. GAAP, page 42
General
11. Please confirm that the accounting treatment for the allowance for credit losses as noted on page 13 is consistent with the requirements under U.S. GAAP accounting treatment described in SFAS 5 and SFAS 114.
12. Please revise to state that earnings per share under Israeli GAAP is materially consistent with the earnings per share calculated under
U.S. GAAP.
(d) Statement of Cash Flows, page 44
13. Please revise your disclosure to present net cash used in operating activities in 2004 as a negative amount.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant


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Yakov Cohen
Israel Bank of Agriculture Ltd.
September 26, 2005
Page 1